EPSOM INVESTMENT SERVICES N.V.

CalciTech Ltd.

CP 261, 10 route de l’aeroport

1215 Geneva 15

Switzerland

By fax: +41-22 7883092

15th August 2006

Dear Sirs,

Re: Credit Facility Agreement

We have been discussing the implications of fair value accounting on our credit facility and we have agreed that, with effect from February 27, 2006, this loan agreement dated February 27,1998, is to be treated as a simple loan facility with no convertibility option as specified in the original agreement. It is further agreed that all other terms and conditions of the Credit Facility Agreement remain the same.

If you require any further information, please do not hesitate to contact me.

Yours faithfully,

/s/ David Craven

David Craven
Director
for and on behalf of Epsom Investment Services N.V.